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                                                                      Exhibit 99


                       [ILLINOIS POWER COMPANY LETTERHEAD]


March 21, 2002


Securities and Exchange Commission
Washington, DC 20549


Ladies and Gentlemen:


By letter dated March 20, 2002, addressed to Illinois Power Company, our independent public accountants, Arthur Andersen LLP, pursuant to the requirements of Securities and Exchange Commission Release Nos. 33-8070 and 34-45590, represented that their audit of Illinois Power Company was subject to Arthur Andersen's quality control systems for U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation to conduct the relevant portions of the audit.


Sincerely,

/s/ Peggy E. Carter

Peggy E. Carter
Vice President and Controller